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                             January 14, 2021

       Aaron Johnson
       Chief Executive Officer
       Spotlight Capital Holdings, Inc
       3723 San Gabriel River Pkwy, Suite A
       Pico Rivera, CA 90660

                                                        Re: Spotlight Capital
Holdings, Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 29,
2020
                                                            File No. 024-11366

       Dear Mr. Johnson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Item 5. Plan of Distribution and Selling Security Holders, page 4

   1. We note your amended disclosure on page 5 that "the Company expects to raise funds pursuant to this
offering, by presenting the offering to a number of accredited investors."
                                                        Please amend your
disclosure to identify the individuals at the Company who will be
                                                        "presenting" and
facilitating this offering, and disclose whether these individuals will be relying on the
exemption from broker registration in Exchange Act Rule 3a4-1 to facilitate the offering.
       Part F/S, page 25

   2. We note that you have included certain financial information in response to Comment 4, but not all of the
required information. Please file the notes to financial statements covering fiscal years
2018 and 2019 and changes in stockholder   s equity for the
                                                        comparable interim
period in 2019. We also note that you removed the statement of
 Aaron Johnson
Spotlight Capital Holdings, Inc
January 14, 2021
Page 2
       operations and cash flows for the nine months ended September 30, 2019. Please include such information in addition to the comparable information for the nine months ended
       September 30, 2020. See Part F/S (b)(5)(i) of Regulation S-K.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any questions.



                                                             Sincerely,
FirstName LastNameAaron Johnson
                                                             Division of
Corporation Finance
Comapany NameSpotlight Capital Holdings, Inc
                                                             Office of Trade &
Services
January 14, 2021 Page 2
cc:       Chadrick Henderson
FirstName LastName